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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           FOR THE MONTH OF MAY, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F X    Form 40-F
               ---            ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes      No X
          ---    ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]


                         NEWS RELEASE

                         For Immediate Release

                         CNH GLOBAL N.V. SHAREHOLDERS
                         APPROVE 2000 ANNUAL DIVIDEND

            For more     AMSTERDAM (May 3, 2001) -- The CNH Global N.V. (NYSE:
information contact:     CNH) Annual Shareholder Meeting has approved the
                         dividend recommended by the Board of Directors on March
    Jeffrey T. Walsh     12, 2001 for the year 2000 of $.10 per share, payable
     Media Relations     on May 31, 2001 to shareholders of record on May 17,
      (847) 955-3939     2001.

Albert S. Trefts Jr.     CNH is the number one manufacturer of agricultural
  Investor Relations     tractors and combines in the world, the third largest
      (847) 955-3821     maker of construction equipment, and has one of the
                         industry's largest equipment finance operations.
                         Revenues in 2000 were over $10 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New
                         Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Link-Belt, New Holland, and O&K brands.



                                       ###


    - CNH Global N.V.  100 South Saunders Road  Lake Forest, IL 60045 U.S.A.
                              http:\\www.cnh.com -
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                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By:  /s/  Debra E. Kuper
                                                  ----------------------------
                                                  Debra E. Kuper
                                                  Assistant Secretary



May 4, 2001